NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 07, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 23, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Legacy Acquisition Corp. and PARTS iD, Inc., became effective on November 23, 2020. Each Warrant of Legacy Acquisition Corp., exercisable for one-half of one share of Class A Common Stock for $5.75 per half share, or $11.50 per whole share, shall be converted solely into the right to receive cash and shares of Class A Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 23, 2020.